Exhibit 99.1

Algonquin Power & Utilities Corp. Provides Corporate Update at Its Annual Analyst and Investor Day Events

OAKVILLE, ON, December 4, 2018 – Algonquin Power & Utilities Corp. ("APUC" or “the Company”) (TSX/NYSE: AQN) announced that it held its ninth annual Analyst and Investor Day event today in Toronto.  During the event, APUC provided an overview of its current operations, general business developments, as well as its outlook for future growth.

“It has been a year of tremendous accomplishments as we invested over $1 billion of capital and expanded our capital program for the next five years to $7.5 billion,” said Ian Robertson, Chief Executive Officer of APUC. “Our new five year capital program is highly visible and includes a $4.9 billion organic investment program within our regulated utility business.  We have also expanded our international development platform through AAGES, and added new renewable energy development projects to our five year capital program. ”

Highlights of APUC’s 2018 Analyst and Investor Day Events

During the event, senior management from APUC provided updates on the progress made in the areas of operational excellence, expanding its renewable energy opportunity set, and sustainable growth in its utility operations.  Specific highlights include:

•	A five year capital plan of $7.5 billion for 2019 through 2023.
•	Reaffirmed five year target EPS CAGR of 10%.
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An expanded regulated utility growth program over the next 5 years of $5.3 billion, with $4.9 billion in organic capital in the regulated utility business for Greening the Fleet, grid modernization, system reliability and an enhanced customer experience.

•	Updates related to the non-regulated $1.7 billion renewable energy development pipeline of nine projects with a combined name plate generation capacity of 957 MW.
•	Acquisition of New Brunswick Gas for C$331 million, serving approximately 12,000 customers in the province of New Brunswick.
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Continued growth of its international business through the previously disclosed ATN3 transmission project located in Peru, and focus on potential opportunities involving international renewables, transmission, and water infrastructure projects.

APUC is hosting an encore presentation of its annual Analyst and Investor Day event in New York City on December 5th, 2018 for the benefit of U.S. investors and analysts. Those wishing to view the presentation materials can do so at www.algonquinpower.com.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding future capital investments and growth strategies, ongoing and potential future acquisitions and their anticipated benefits and APUC’s prospective results of operations, growth rate, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

Contact Information:

Investor Relations:

Ian Tharp
905-465-4500
investorrelations@apucorp.com

Media:

Sharon Nease
416-520-3199
Sharon.Nease@apucorp.com